                               CEPTOR CORPORATION
                            200 INTERNATIONAL CIRCLE
                                   SUITE 2100
                           HUNT VALLEY, MARYLAND 20130

                                        July 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   CepTor Corporation
                  Registration Statement on Form SB-2
                  (Registration Number 333-122755)
                  --------------------------------

Ladies and Gentlemen:

            We hereby request that the effective date for the Registration
Statement referred to above be accelerated so that such Registration Statement will become effective at 9:30 a.m., New York time, on July 25, 2005 or as soon thereafter as practicable.

            We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        CEPTOR CORPORATION

                                        By: /s/ William H. Pursley
                                            ---------------------------
                                            William H. Pursley
                                            Chief Executive Officer